EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON CALL
Q2 FY 09 RESULTS
OCTOBER 10, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Exutive Council

Amitabh Chaudhry
Infosys BPO – CEO

Subhas Dhar
Infosys Technologies - Head – Communication Service Provider and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Moshe Katri
Cowen and Company

Joseph Foresi
Janney Montgomerry Scott

George Price
Stifel Nicolaus

Sandeep Muthangi
IIFL

Tarun Sasodia
Anand Rathi

Rishi
Networth Stock Broking

Ashwin Mehta
Mangal Keshav Securities

Amit Dalal
Amit Dalal Securities

Sandeep Shah
ICICI Securities

Suresh
Tata Securities

Santanu Krishnan
Spark Capital

Viju George
Edelweiss Capital

Moderator

Good afternoon ladies and gentlemen. I am Monali, the moderator for this conference. Welcome to the Infosys second quarter earnings conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to International Bridge. After that, the question and answer session will be conducted for participants in India. I would now like to handover to Mr. Shekar Narayanan of Infosys Management. Thank you and over to you sir.

Shekar Narayanan

Good afternoon ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the second quarter ended September 30, 2008. Joining us today in this conference room is CEO and Managing Director, Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan, along with other members of the senior management. We will start with the brief statement on the performance of the company during the quarter ended September 30, 2008; outlook for the quarter ending December 31, 2008; and year-ending 31st March, 2009. After that, we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks are available with our filings with the SEC which can be found on www.sec.gov. I would now pass it onto Infosys management.

Kris Gopalakrishnan

Thanks Shekar and good morning, good afternoon, and good evening to everyone of you from wherever you are. Thank you very much for joining us on this call. First I will talk about our Q2 performance and the reason why I want to start there is because, you know, it gives you and indication of where we are today. In all parameters, we have done well in Q2. Our revenue sequentially grew by 5.3% in dollar terms. In constant currency, the growth would be actually 7.1%. In rupee terms, we grew 11.6%. The volume growth was 6.5%. Pricing continues to be stable. In fact our revenue per employee has changed very little in Q2. We added 40 clients in Q2. Our Days Sales Outstanding (DSO) is 60 days compared to 64 days last quarter. So we are able to collect money in this period. We improved operating margin by 3% in this quarter. Our utilization went up, our attrition went down and again in constant currency, if you look at the dollar revenue for this quarter, $ 1,216 million would have actually been $ 1,236 million which is even above the high end of our guidance. So in that sense, we had a good quarter. We had good deal which we signed in Q2, transformational deals, large deals, etc. All in all, a very good quarter.

Then when we look to the future, there are two things which we looked at; one of course is the impact of currency. So, the 19%-21% which we gave at the beginning of the year would be now 16%-18%, a 3% drop, and then given that the environment is challenging and a lot is happening in a very, very short period of time, most of the things that happened in just 3 to 4 weeks actually, and so we felt that we have to be cautious and that is why we are giving a guidance of 13.1%-15.2%, about 13%-15%. The earnings per share in dollar terms will also grow at 13% if you remove the tax reversal last year. So, it is in line with the growth of top line and we are cautious about the future, but the company is confident. We planned to recruit another 4,500 this quarter, last quarter 10,000 approximately. We continue to invest in the business. In Q2, we have increased our SG&A investments. So we continue to invest in the business. So we are confident that we will focus on our customers and try and take advantage of opportunities that come our way. Let me now hand over to Mr. Shibulal, who is the Chief Operating Officer.

S. D. Shibulal

So, thank you Kris. Let me add some color to our Q2. Q2 has been a very good quarter for us. We have done extremely well in almost all parameters. As Kris said, we have a volume growth of 6.5%, growth in constant currency 7.1%. We added 10,000 people in Q2 and our total headcount has crossed 100,000 people. It is a seminal event for us. Our total head count has crossed 100,000 people this quarter.

Pricing continues to be stable. Q2 has seen no price erosion. Our revenue productivity in fact has gone up onsite and offshore very, very marginally; onsite by 0.6%, offshore by 0.1%. Blended has come down because of the shift in the ratios between onsite and offshore. We have 7,600 people undergoing training in Mysore. They will join the workforce in Q3-Q4. We plan to add 4,500 people in Q3 and we have given a guidance of adding 25,000 people for the entire year. We believe that we will add 25,000 people. That means we will be in line with what we have guided on the hiring.

Now, let me also give you some color on our wins. We have had great wins in Q2. They are all according to our strategies. Our first strategy is to be a trusted transformation partner and we had five wins in that space; three of them in Finacle and two of them outside. One of them happens to be a result of some of the turmoil in the financial industry. We are working with an organization to plan the integration of some of the assets which they have acquired very, very recently. The second strategy is to be a global outsourcing partner. Even in that space, we had great wins. We had five of them in Q2. Two of them were above $ 100 million, one $ 80 million plus and the remaining $ 50 to $ 70 million. We are at this point pursuing a pipeline of about 12 deals. These deals take anywhere from 9 to 12 months and so we have a very healthy pipeline.

We are also seeing good traction in our new service line. The numbers are very small but we are seeing good traction in learning, in SaaS. Also, we had launched Shopping Trip360, a product for the retail market which has been very well received by our clients.

On the geographical front, US has come down marginally and Europe has gone up. Again as per what we want to do, our US is 61%; Europe is 28%; and rest of the world is 9.2%. Our aspiration is to be a 40-40-20 at some point in time. It will take a while but it is moving in the right direction.

Application development and maintenance has come down and consulting and package implementation has gone up, again in line with what we want to do. Our aspiration is to increase the revenue from consulting and package implementation.

In the vertical front, manufacturing is doing well. Manufacturing as a percentage of revenue has crossed 20%. BFSI has come down marginally but in absolute terms even BFSI has grown approximately 2% plus in Q2. While, it has come down as a percentage, there is absolute growth in the BFSI segment.

With that let me request Bala to give comments on the financials. Thank you.

V. Balakrishnan

Good afternoon everybody. It was a great quarter. Sequentially, the revenue grew by 5.3% in dollar terms. In rupee terms, it grew by 11.6% because there was a 6% depreciation in rupee. In constant currency basis, the revenues grew by 7.1%. Volume growth was 6.5%. We are able to increase our operating margin. It went up by 3% this quarter mainly because the currency was favorable to us. The average rate during the second quarter was 44.55; in Q1 it was 42.43. There was a 6% depreciation of rupee that favorably impacted the margin by around 2.5%. In the first quarter, we had the impact of wage hikes and visa costs. That was around 2.4%; 1.6% for wages, 0.8% for visa. That has been favorable in the second quarter but we put the money back into the business, and SGA costs went up and part of the cost of revenues also went up. Net-net, the operating margin increased by 3% during the quarter.

We had given a guidance of 19% to 21% in dollar terms for the full year in July. Now, the cross-currencies have moved against us. Even though the rupee has depreciated against the dollar, it was good for us. The cross’ move has impacted our reported dollar revenue growth. For example if you take Australian dollar which is around 4% of our revenue, Australian dollar depreciated against the US dollar by close to 8.5% on average basis and Euro and UK Pound depreciated against the dollar by close to 5%. If you take the quarter-end rates, Australian dollar depreciated by close to 16% and Euro and UK Pound depreciated by close to 12% to 14%. These are significant moves, so we have to factor that in the guidance. If we restate guidance what we gave in July of 19%-21%, based on the movements in the cross-currency, it would have been around 16%-18%, but there were lot of economic events which happened in the last few weeks which have got tremendous impact on the overall global economy. We want to be cautious even though we have not seen any impact till now. For example, if you take the pricing, the pricing was stable even in second quarter. The blended rates slightly went down by 0.3%. It is more to do with the business mix but if you take the constant currency, it still went up by 1.4%. We have not seen any project cancellations. We have not seen any pricing renegotiations for many major clients. There could be some one or two sporadic instances, but at the portfolio, we have not seen any change. So, we believe the pricing environment is stable, even though the volume growth still continues to be good. It is 6.5% in second quarter but looking at the environment, looking at what is happening in the environment, we want to be cautious. The last four weeks, the world has changed and we want to be cautious. That is why we reduced the dollar guidance to 13%-15% but at the same time, we also said the operating margins will remain at the same level like last year within a band of 40-50 basis points. Account receivable days ended as 60 days. It was 64 days last quarter. We ended the year with $ 1.9 billion of cash.

We also made a statement that we are not going to increase the price for Axon. We made a bid at 6 pounds a share, and there was a competing bid at 6.5. We communicated to them that we are not going to increase the price because our price had been arrived at after doing extensive due diligence. We felt that it is a fair value and also looking at the environment today, we felt that there is no need for us to increase that price. We had communicated that to the Axon board yesterday night. So I think, overall, it is not the end of the world. There are lots of opportunities. We want to be cautious. At the same time, we have not changed our plan. Our hiring plan is intact. We are still going to hire 25,000 people gross for the full year. Our model has the ability to take some of the lower utilization costs and still manage the margins. So we have the ability and we have the flexibility, and this model is fully prepared for times like these. I think with this I will conclude. We will take the questions and answers now.

Moderator

Thank you very much sir. At this moment, I would like to handover the proceedings to International Moderator to conduct the Q&A for participants connected to SingTel. After this, we will have a question and answer session for participants at India Bridge. Thank you and over to Farida.

International Moderator

Thank you Monali. We will now begin the Q&A session for participants connected to the International Bridge. Please press 01 to ask the question. Participants are requested to limit to one question in the initial round. The first question is coming from Mr. Moshe from Cowen and Company. Over to you sir.

Moshe

Thanks. I am just curious. Bala, it seems that based on the guidance that you are providing, you are expecting flat sequential growth for the next 2 quarters coming up. Can you kind of dissect it by which vertical do you think is going to be sequentially flat during the next two quarters which verticals are going to be down and then also can you do the same thing by North America and Europe?

V. Balakrishnan

I think what we are saying is if you look at the guidance, its increase of 0.3% in US dollar terms as compared to Q2, but if you take the constant currency, still 2.1% growth. We are not going to give a guidance for verticals or for services. What we are saying is, till now we have not seen any material impact in our business. All the data shows very strong growth. What we are saying is in the last 3 to 4 weeks, there are lots of changes that have happened in the external environment. Keeping that in mind, we want to be cautious. That is why we have given a guidance what we have given. So, if the things improve, if the things become much better, we could do better.

Kris Gopalakrishnan

Moshe, in terms of geographies, we will continue to invest in Europe, Rest of the World etc. because that is the strategic direction we want to continue to grow for many quarters in the future because long-term, we want to get a revenue breakup of 40, 40, 20, that is 40 North America, 40 Europe and 20 Rest of the World. Currently, it is approximately 60-30-10. So the reason why Europe is growing, Rest of the World is growing partly is because we are proactively investing in those markets.

Moshe

Okay and then assuming we do get through a period of indecision and a period of decision paralysis down the road, can you talk a bit about some of the levers that you have in the model in terms of being able to cut back on costs. Thanks.

Kris Gopalakrishnan

Moshe, see at any point of time, all levers are not optimized. So for example, utilization is 74%, Bala in fact as saying that we are continuing to hire because our model can take having a certain amount of bench. We actually improved margins this quarter by 3 percentage points and still are at 74% utilization. So utilization is one. On-site offshore ratio is second. The services mix is third. The mix of customers is fourth. Then, there are actually several other levers also and all of them are not optimized at any point, any one point of time. Investments into various initiatives we have. The scale benefit and SG&A cost, that is another one. So there are many, many levers which we have and all of them are not optimized at any point of time and that is what will help us maintain our margins. Our goal is to sustain the margins. So for example this year we are saying that compared to last year, our operating margin will be within the narrow band of 40-50 basis points for the fiscal year and the reason why we are saying that it will be sustained is that as we get improvement in margins, we will invest it back in the business. So that is the philosophy of the company.

Moshe

Final question, there is a lot of skepticism that you are going to be able to hold on to pricing considering what happened in the 01 to 03 timeframe. Can you talk a bit about that comfort level, what you are saying and what gives you that comfort that we are not going to go through a repeat of what happened from 01 to 03. Thanks.

Kris Gopalakrishnan

So Moshe, if you look at 2001, the situation was very, very different. In 2001, we were sitting in a price bubble. So you saw price going down because it had shot up because of the internet. Today it is not the case. Pricing is very competitive, very reasonable and inflation is also a problem. So clients are not really pushing for price decreases and things like that and we have not seen. So if you look at this quarter, in constant currency, our blended revenue per employee would have gone up by 1.4% instead of the 0.3% decrease. So it is almost flat actually and we are not seeing any trend towards decrease in price.

Moshe

Great. Congratulations by the way on the decision regarding the Axon Group.

Kris Gopalakrishnan

Thanks Moshe

International Moderator

Thank you sir. A gentle reminder, participants are requested to limit to one question in the initial round. The next question is Mr. Joseph from Janney Montgomery. Go ahead sir.

Joseph Foresi

Yes. If you could give just maybe a little more color on what you are seeing on the demand environment. Currently, maybe what your expectations are for next year, what are your clients currently telling you on current projects and maybe what their expectations are for next year?

Kris Gopalakrishnan

So I am going to ask because you can hear from the people in the market. I am going to ask Ashok Vemuri, Head of our Banking and Capital Markets Practice as well as Subhash Dhar who is heading our Communication, Media, and Enterprises and Amitabh who heads BPO, all three to comment on what they see as demand environment right now and where they see deals coming from. So, Ashok, can you start?

Ashok Vemuri

Yeah, Kris, thanks. So if you look at the BFSI, to put it in the context, if you just look at Q2 revenues, we have grown on constant dollar terms at about 3.1%. If you look at the 40 new accounts that we have opened this quarter, the largest percentage of accounts have come from the BFSI sector from both sides of the Atlantic. So we are continuing to see demand for value added deals. As Shibu also mentioned, we have seen some transformation transactions happen in this space which are fairly new to the kind of the deals that we have been historically being invited to. So we are seeing the interest in post-merger integration work. We have seen some amount of work in risk area, in governance, in compliance areas. There are opportunities but having said that, decisions are getting delayed to a certain extent because of executive churn. There is a lot more due diligence for every transaction. So every signature requires us to go higher and higher in the hierarchy. We are seeing interest from newer geographies like Latin America, Asia and Asia-Japan and Australia are beginning to show interest and some of our transactions are also end to end. So we are seeing actually a combination of our product Finacle, our consulting services, technology work as well as process outsourcing. Amitabh, you want to comment?

Amitabh Chaudhry

From a BPO perspective, I think first we have seen some similar things which Ashok has mentioned, we are seeing bit of cautious outlook in the future. While on one side, our pipeline remains strong. We added 4 clients this quarter and we continue to win lot of deals. We are seeing leadership changes, we are seeing delayed ramp-ups and in some cases delayed decision making also. I think during this crisis or during this slowdown, what we will see is some of the stronger companies will benefit more than some of the weaker ones and we believe that given the kind of the traction we are getting in the market place and how we are getting invited to the deals, we will benefit at the end of it. In this particular quarter, we grew 1% quarter on quarter but we were impacted by the Pound and the Euro depreciation against the dollar. 42% of our revenues come from Euro and Pound denominated contracts. So impact was quite large on a constant currency basis and taking one time impact, we would have grown 5%-6% quarter on quarter in dollar terms. So, we are quite happy with our growth. We are little bit cautious about the next couple of quarters, given what is going on there but overall, our pipeline remains strong and our clients continues to ramp up with us though at a slower pace than before.

Subhash Dhar

Hi, this is Subhash Dhar from Communications, Media, and Entertainment Practice. We see our demand fairly intact in this business. Talking about communications, they have been on the path to build new services for their consumers which leverages the technology that converges voice video data. Those programs are on track and they continue to invest in those and a lot of those transformational business plays into our demand. The other driver for the demand is really efficiencies that are becoming important because of the mergers and acquisitions which have happened and continue to happen in this industry and also as some of the older services, when I say older, they are about in the past 3 or 4 years, the services which were launched in the last 3 or 4 years, as they mature, there is a demand for better efficiencies in those service operations. So, the demand remains intact. There is definitely the whole concept of decision slowdown which we have been seeing over the past 2 quarters which continues to a large extent. So while the demand is there, the pipeline is strong, the decisions are slower and they require more diligence. So, that is really the scene on the telecom media and let me give you a word on Media Entertainment. Traditionally, the US Media and Entertainment has not been a big user of the Global Delivery Model. We have seen that this is getting more and more solidified in terms of interest in the Global Delivery Model. So, we are now seeing growing demand from media entertainment as well. Thanks.

Joseph Foresi

And just secondly, maybe if you guys can just separate, I know you have reduced guidance, what portion is directly attributable to currency and what portion reduction is attributable to the demand environment?

V. Balakrishnan

Can you please repeat the question?

Joseph Foresi

You reduced guidance by a specific percentage. I was wondering what is directly attributable to currency and what is attributable to the environment. Is it 3% reduction for currency and the rest for the demand environment?

V. Balakrishnan

Overall, when we gave a guidance in July, it was 19%-21%. Now we are saying it will be 13%-15%. There is a drop of 6%, 3% is because of currency and another 3% is because of the environment.

Joseph Foresi

Okay, just quickly lastly on the cash side of things, a considerable amount of cash, with Axon now gone, maybe you could just talk a little bit about the pipeline and any potential acquisitions you may have in it. Thank you.

V. Balakrishnan

We have close to $ 1.9 billion of cash. We offered 6 pounds a share for Axon but now we said we are not going to increase the price and we will continue to look at opportunities for acquisition. If we find any interesting strategic acquisition, we will definitely do it. Our acquisition strategy remains same and we will also focus on growing organically our SAP practice. It is doing well. If there are any opportunities to scale it up, we will definitely look at it.

Joseph Foresi

Thank you.

International Moderator

Thank you sir. Next question from George Price from United States. Over to you sir.

George Price

Hi, thank you very much for taking a couple of questions. First question was, are you seeing any negative impact to your existing base of work. Do you have any clients who are scaling back or canceling existing business and if so, where and what is driving that?

Kris Gopalakrishnan

This is Kris here, if you look at our existing business, I will go back to the current quarter to give you some indication, banking and financial services is almost flat. Our manufacturing has gone up. It has gone up from 18.4% of revenues to 20.1% of revenues. Similarly, some of the smaller segments like energy, utilities, to some extent even retail, all are showing good traction for us. If you look at the 40 new clients we have added, most of them are in the BFSI space actually. So, we are seeing good traction even in BFSI space. In terms of geography, we have already talked about growth coming in Europe, partly because we are proactively investing in Europe. Rest of the World continues to be strong and in terms of the services lines, consulting, package implementation, again showing good traction and good growth. System integration has gone from 3.1% of revenues to 3.5% of our revenues and infrastructure management is showing growth also. So, the multiple growth engines are there within the company and all of them or many of them are showing signs of growth at this point.

George Price

If I could ask you on the BFSI deals, you said 40 new clients, many of those or most of those in BFSI, well most of those deals signed in the first two months of the quarter or did you actually see any deal signed in September particularly in the last couple of weeks to the month?

Ashok Vemuri

So, we have actually seen some deals and some engagements actually kick off, but as you know that when you sign a particular client, there is some amount of time for ramp-ups and we have actually seen most if not all of the clients have signed on to their first engagement.

George Price

Okay. Last question is for the clients that you have that are involved in M&A, particularly those that are being acquired. What kind of impact do you see in from them? How is the current work that you are doing being handled and may be to the extent you see work that other providers that they are doing. How is that being handled and what is the view on how the integration work is going to be conducted? Thanks.

Ashok Vemuri

We have been a little fortunate in that wherever the consolidation has happened for our clients, we are firmly entrenched on both sides and in certain situations where we are not entrenched on both sides, the acquiring financial institution is a client of ours. So we do not have any clients that have become insolvent so to speak. They do have liquidity issues but they have not become insolvent. Wherever there is a consolidation of this kind, we are talking to both the acquiring and the acquiree bank and there is no integration work that has started in the large scale at this point of time but we are in touch with clients on both sides, with the executives on both sides. We have demonstrated our credentials and we have told them the kind of solutions that we have. We are doing one or two of them already but not in the kind of scale that we expect, will come down the pipe as we build this out.

George Price

Okay, great. Thank you very much.

International Moderator

Thank you sir. At this moment, I would like to handover the proceeding to Monali. Over to you Monali.

Moderator

Thank you Farida. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions, may please press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first in line basis. Participants are requested to limit to one question in the initial round. Also, the participants are requested to use only handsets while asking questions. To ask a question, please press *1 now. First in line, we have Mr. Sandeep from IIFL.

Sandeep

Hey guys, congrats on a good quarter. I think all of us know without doubt that the current environment is very challenging and the visibility is very poor. In such an environment, how confident are you of even achieving the revised guidance or let me put it more specifically, how much of reliance is there on new orders wins in the revised guidance?

Kris Gopalakrishnan

This is Kris here. No we are confident of achieving the guidance. That is the reason why we have given the guidance. What part of it is new business? If you look at our repeat business, repeat business is very high right now, 99% actually. So, it is all coming from our existing clients. Our dependence on new client additions is small and in fact we would like it to grow faster. So it is really coming. The business is coming from our existing clients.

Sandeep

Thanks on that. Just one more question. Looking at the strategic nature of what was Axon’s acquisition, the sense one gets is the purchase price to a large extent is indication of your conviction in leveraging the abilities, but now that you are not re-bidding, should we interpret it as an indication of low conviction or just that the markets have worsened since then?

Kris Gopalakrishnan

See we use a model. We have done due diligence, we gave an offer. We are saying that we are not revising the offer. That’s it. I really do not want to comment further on that. We still will look at M&A opportunities. We still are very positive on SAP related work. In fact, that is one of the fastest growing segments of our business and consulting, package implementation will continue to be a focus area for us including possible acquisitions also. Here, we have just said that we gave a price and re-looking at it, we are not revising that offer.

Sandeep

Okay, got it. Thanks and best of luck for the year ahead.

Kris Gopalakrishnan

Thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Tarun Sisodia of Anand Rathi Financial.

Tarun Sisodia

Hi, I wanted to find out a couple of things on your top ten clients. It seems to indicate that there are some slippages in the revenue contribution coming in from top two or top ten clients or so. Could you throw some kind of light on that and second question is relating to just some metrics required on BPO employees. How many people do you have employed in the BPO front?

Kris Gopalakrishnan

See each quarter, the behavior of top ten clients would vary from quarter to quarter. This quarter, we saw significant growth from below the top ten rather than in the top ten. Our non-top ten grew 7.3% whereas the top ten clients grew by 0.4%. Occasionally, there could be a churn within the top ten also and that it means somebody who is in the top ten may move down and somebody else move back up, but the key is 99% is repeat business and we are seeing growth in many of the accounts at this point.

Tarun Sisodia

Okay and the metrics on the BPO, like how many people will be now currently in the BPO part.

Amitabh Chaudhry

We have 17,327 employees in BPO. We added 43 employees this quarter. The gross adds were 1,503.

Tarun Sisodia

Okay. Just referring to the previous question, you had indicated that there is some churn happening within the top ten clients, but to me, it would seem if I really remove out the top clients, there seems to be some kind of on a trailing 12 month basis a de-growth on a sequential basis?

Kris Gopalakrishnan

See, that could also be because somebody moves down and somebody moves up also. So do not just look at that and we cannot be specific about a particular client also. Generally we have good traction in many of the accounts and Q2 was a good indication. Q2 generally is a strong quarter for us, and this year also. It has been a strong quarter.

Tarun Sisodia

Okay, thank you, that is all.

Moderator

Thank you very much sir. Next in line, we have Mr. Rishi from Centrum Broking.

Rishi

Hi, I have a question on the quality of your clientele added. Am I correct to read that a majority of them are less than $ 1 million clients?

Kris Gopalakrishnan

We have 325 clients who give us million dollars in revenue. We have 151 clients who give us $ 5 million or more. We have 20 clients who give us $ 50 million or more and 5 clients who give $ 100 million or more. So, that is kind of the breakup of the clients. Total number of clients is about 580, close to 580.

Rishi

Okay and if you recall from what you have maintained in earlier forums, your focus is on diversifying revenues from your client base. So as you have also mentioned earlier in the con call, with your repeat business now close to 100%, are we looking at any kind of inability to convert the sizable chunk of business from the new clients?

Kris Gopalakrishnan

See, our traditional model has been to start with one project and grow the relationship over the next 18 to 24 months. So that is most of our business and given our base is today fairly large, the repeat business has gone up because the base is very large and the model continues to be the same. As we win new outsourcing deals from new accounts and that is when you will see this number changing. Some of the large deals which we won are actually with the existing clients and that is the reason why repeat business is still high.

Rishi

Okay and the largest client, the top client, is still the same as it was in the last quarter? Am I right?

Kris Gopalakrishnan

No comment. I cannot, because you start guessing who it is, etc. So, I do not want to comment on one particular client. It’s the same, I will say but normally we do not want to comment on a particular client.

Mr. Rishi

Okay, okay, never mind. Thank you so much.

Moderator

Thank you very much sir. Next in line we have Mr. Ashwin Mehta from Mangal Keshav Securities.

Ashwin Mehta

Hi, congratulations on a good set of numbers. Just wanted to reconcile the fact that what we are guiding is for flat revenues over the next two quarters and still we are giving a 7,700 people gross addition guidance. So are we building in a utilization drop or a pricing decline in our revenue assumptions given the fact that we would have at least around 11,000 trainees who would still be on our rolls?

Kris Gopalakrishnan

See we are not assuming any pricing decreases. We are assuming pricing is flat in our guidance. We are happy with the utilization anywhere about 76%-77%. That is the target we get, 77%-80% is what we target. Now, there is some seasonality to our business. You know that in Q2 and Q3 is when we get the maximum number of people joining from campuses. So that will have an impact on utilization for the next two to three quarters and we have factored that in. The third point to note is, we want to have the capacity to react if an opportunity comes our way and since our margins can withstand or sustain this kind of bench, that is the strength of the model actually, we are okay to have slightly lower utilization at this point.

Ashwin Mehta

Okay and is this addition something to do with differences in growth expectations across say service lines where you would possibly require a different profile of people?

Kris Gopalakrishnan

No, see, last year we had made some offers in campuses and things like that. Those people are joining today and we want to honor all the offers which we have given. These are students with aspirations, with expectations and things like that and we want to honor those offers we have made in the campuses.

Ashwin Mehta

Okay and thanks a lot.

Moderator

Thank you very much sir. Next, we have Mr. Amit Dalal from Amit Dalal Securities.

Amit Dalal

Sir, two questions, one is if US companies only give their guidance in dollars even though they operate all over the world, why do we give guidance in two currencies? I mean we can of course calculate the EPS in whichever currency the investor wishes to and give a guidance only in rupees and the second question I have is, out of our top ten clients and considering the concerns on the BFSI segment, what would be the debtor structure on those clients’ exposures?

V. Balakrishnan

Well, we are a children of two cultures. We are listed in India and we are listed in US. So, we have to give numbers which both the markets understand and both the investors understand. That is why we give both in dollars and rupees. If you are listed only in NASDAQ, then probably you would have given only in dollars. We are fortunately or unfortunately listed in India also. And on the top clients, our debtor position is very good. In fact, our DSO days have improved this quarter. It is 60 days. Last quarter, it was 64 days. We have very good control on DSO. In fact if you look at the AR, around 82% of our AR is less than 30 days.

Amit Dalal

I think sir, my contention was the other way round that you were born in India. So perhaps the guidance should be in rupees rather than the other way round?

Kris Gopalakrishnan

See, we are listed in both the exchanges. We have investors in many parts of the world and it is only right that we give both in dollars and in rupees.

Amit Dalal

Okay, alright. Okay, thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Sandeep Shah from ICICI Securities.

Sandeep Shah

Yes sir, just one clarification. Is it like ten large deals which we have won during this quarter which you were mentioning earlier?

Kris Gopalakrishnan

Yeah, we won five transformational deals. Transformational deals are typically $ 30 million plus and also will involve consulting and then we won five outsourcing deals which are $ 50 million plus in this quarter. Both deals, are to be executed over many quarters. It is not all this fiscal year.

Sandeep Shah

Okay, okay and whether the revised guidance for the FY’09, would you term it is a worst case guidance. What I am asking is whether the guidance factors in most of the announced turmoil in some of our key BFSI clients?

Kris Gopalakrishnan

See there are two parts, okay. First of all it does not take into account currency movements because we cannot predict those things. Then, we have assumed certain cautious view of the world based on what we see around us. Now, is it worst case, best case, etc., it is based on a model we have. We have a certain model and based on that model, we compute our guidance. Now, have the assumptions in the model changed? No, the assumptions are still the same. Some of the factors we consider would change based on the environment and that is why we are revising the guidance downwards.

Sandeep Shah

Okay, okay and then the guidance does not still factors the flattish pricing going forward?

Kris Gopalakrishnan

Yes, the assumption is flat price.

Sandeep Shah

Okay and the last thing is can you comment in terms of the demand trends in the non-BFSI. Are we feeling that the slowdown is pressuring the IT spend in the non-BFSI?

Kris Gopalakrishnan

I will ask my colleague Subhash Dhar who heads our Communication and Media Enterprises space. So that is definitely a non-BFSI. He will comment on his sector.

Sandeep Shah

As well as, we would like to know about the manufacturing, especially in auto?

Kris Gopalakrishnan

So, if you look at manufacturing, there are two things which are important. Manufacturing is a broad space for us which includes of course auto, aero, other engineering companies, electronics. It is a very, very broad portfolio for us. Hardware manufactures and companies of that nature, very broad portfolio. The second thing is, it also includes a very broad range of services. Consulting, package implementation, system integration and unlike some of the other verticals we have, it also includes embedded systems, engineering services work, mechanical engineering and things like that. So again, from a services point of view, it is very broad. We work with IT. We work with business. We work with R&D and we work with engineering in manufacturing side. So it is one of the broadest industry segment we have and so we are getting opportunities from different services, from different parts of the client and that may be one of the ways to look at this.

Sandeep Shah

Okay but is it like, are we feeling or witnessing some pressure in this like what we were used to witness around two quarter back?

Kris Gopalakrishnan

No. See we have a portfolio approach and we are doing okay in manufacturing.

Sandeep Shah

Okay, okay, thanks and all the best. Congrats on the good set of numbers.

Moderator

Thank you very much sir. Participants are requested to limit to one question in the initial round. Next in line, we have Mr. Suresh from Tata Securities.

Suresh

Hi. I just a few observations on which I want some comments. First thing is that your top two to five clients have de-grown. Second thing is that your top six to ten clients have also de-grown. Third thing is that, your one million clients have been constant at 325. Fourth thing is that 100 million dollar plus clients have decreased from six to five. Now for the combination of all these four, do you have any comments?

Kris Gopalakrishnan

So you have given the statement of facts. So, what do you want me to say? You have told me whatever we have disclosed. Our comments are that we have a portfolio approach. Growth can vary from quarter to quarter. Certain segments grow and certain segments de-grow and overall, if you look at this quarter, there has been strong addition of clients and strong overall growth. We have had prior quarters where the top ten did not grow or actually came down slightly and it is not this environment and the reason why I am saying it is not this environment, is because the top ten is not all BFSI also. In fact, the top client is not a BFSI client. There are multiple non-BFSI clients in the top ten also. So, it is not related in a sense to what is happening in the environment.

Suresh

Okay, okay and just one more thing. You have maintained the guidance for hiring stable at 25,000 employees whereas your revenue guidance, your downward revision 3% includes on account of industry scenario. Does that mean that you have a planned reduction in utilization?

Mohandas Pai

Please remember that we have a 16 week training program. So all the freshers will come at different points of time. They will only join delivery when they are ready and that is a long way off. So the utilization rate is dependent upon when they join the delivery stream. So as of this date, what we have factored in is that we have a certain number of people who are in delivery, certain people in training, there will be a particular attrition rate, may be much lower, there will be a number of people who are coming in and what will be the utilization. So we have factored all that in and given a particular figure. Yes, utilization could come down as the revenues are flat and more people come, as a mathematical formula.

Suresh

Okay and last thing any change in your hedging policy now that rupees is at 49?

V. Balakrishnan

No, I think it is all the more reason why we should not change our hedging policy. The rupee is depreciating 2% every day. We have taken a short-term view and we said we will cover for the next two quarters. We will continue with that.

Suresh

Okay, okay. Thanks a lot.

Moderator

Thank you very much sir. Next in line, we have Mr. Shantanu Krishnan from Spark Capital.

Shantanu Krishnan

Yeah, hi. Just wanted to get a sense of what proportion of our consulting and implementation revenues would be mainly from implementation as it is and not much of maintenance of ERP related projects?

Kris Gopalakrishnan

Can you just repeat the question as there is some disturbance in the line?

Shantanu Krishnan

Okay. Just wanted to get a sense of what proportion of the revenues would come from more related to ERP implementation related work?

S. D. Shibulal

60% of the revenue in US is coming from implementation work and 40% from some kind of long-term support and maintenance.

Shantanu Krishnan

Okay, just wanted to get a sense in terms of, you are looking at new deals that are coming in, what sort of pricing do you see from a competitor mainly is there some kind of pricing cuts you are seeing from competitors, not from Infy necessarily but from global or Indian competitors, is there some sort of undercutting on the pricing front?

S. D. Shibulal

So, we have been competing with the global majors and the local majors for a while now and we continuously see them in all these deals. Please remember these are multi-country rollout kind of deals which are very, very important to the client and it is extremely important for them to choose the vendors or a partner who can actually deliver on what they promise. So most clients will look at reliability, predictability, reference ability of the partners rather than price. There are occasions where somebody will try to undercut due to various reasons either it could be lack of demand for their services or to protect their turf but overall we have been able to maintain our revenue productivity and pricing on these services.

Shantanu Krishnan

Just a quick question Bala. Just wanted to get a sense of what is the hedge level and the rates at which the hedge is at this point of time?

V. Balakrishnan

We have close to $ 932 million of hedging. We are mark-to-market at 46:97, that is the quarter end rate. So that is the average rate.

Shantanu Krishnan

Thank you.

Kris Gopalakrishnan

Last question please.

Moderator

Sure sir. The last question comes from Mr. Viju George from Edelweiss.

Viju George

Hi, thanks for taking my question. I just wanted to know if there is a correlation between your fixed price and your pricing, average pricing and fixed pricing and margins?

S. D. Shibulal

So our fixed price and time and material are with the same set of clients with whom we have very long relationships. Our fixed price margins will be marginally above the time and material margin. It is not extremely above the time and material margin.

Viju George

Let me just take that forward a bit. Your fixed price as a percentage of revenue has gone up in this quarter. Can we attribute increase in pricing or increase in margins to that factor?

S. D. Shibulal

No, you cannot because first of all it has only gone up marginally. It has been going up marginally quarter-on-quarter. Secondly as I said, fixed price margin will only be marginally above the time and material.

Viju George

Okay, thank you.

Moderator

Thank you very much sir.

Kris Gopalakrishnan

Thank you everyone. We really appreciate again all of you coming to this call. Looking forward to interacting with you during the quarter or else see you for the next quarter end results. Thank you.

Moderator

Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you.